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Exhibit 23.1


                         CONSENT OF INDEPENDENT AUDITORS



The Board of Directors and Stockholders
Intellisys Group, Inc. and Chapter 11 Trustee of
   Intellisys Group, Inc.:


We consent to the incorporation by reference in the registration statements No. 333-90259 and No. 333-65859 on Form S-3 and No. 333-52606, No. 333-66641, No.
333-56499, No. 333-53699, No. 333-42291 and No. 333-42285 on Form S-8 of MCSi,
Inc. of our report dated July 20, 2000, except as to note 1, which is as of November 16, 2000, with respect to the consolidated balance sheets of Intellisys Group, Inc. and subsidiaries (the Company) as of December 31, 1998 and 1999 and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for each of the years in the three-year period ended December 31, 1999, which report appears in the current report on Form 8-K of MCSi, Inc.

Our report dated July 20, 2000, except as to note 1, which is as of November 16, 2000, contains an explanatory paragraph that states that the Company has suffered significant losses and has experienced diminishing liquidity as a result of a deterioration in its cash flow and limited availability of working capital sources and commenced a voluntary proceeding under Chapter 11 of the United States Bankruptcy Code, which matters raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

                                         /s/ KPMG LLP


Los Angeles, California
January 11, 2001